Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements

BRP Inc.

For the three- and six-month periods ended July 31, 2021 and 2020

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET INCOME

[Unaudited]

[in millions of Canadian dollars, except per share data]

		Three-month periods ended		Six-month periods ended
	Notes	July 31, 2021	July 31, 2020	July 31, 2021	July 31, 2020

Revenues	13	$1,903.8	$1,233.3	$3,712.4	$2,463.1
Cost of sales		1,333.7	984.9	2,600.3	1,979.6
Gross profit		570.1	248.4	1,112.1	483.5

Operating expenses
Selling and marketing		95.3	64.0	195.5	145.7
Research and development		68.3	46.9	134.1	97.4
General and administrative		57.4	53.7	122.2	98.7
Other operating expenses	14	10.7	18.6	5.4	32.4
Impairment charge	15	—	5.7	—	177.1
Total operating expenses		231.7	188.9	457.2	551.3
Operating income (loss)		338.4	59.5	654.9	(67.8)

Financing costs	16	15.7	28.8	98.4	65.8
Financing income	16	(1.6)	(1.1)	(2.8)	(15.1)
Foreign exchange loss (gain) on long-term debt		26.1	(94.4)	(49.0)	(10.2)
Income (loss) before income taxes		298.2	126.2	608.3	(108.3)
Income tax expense (recovery)	17	85.3	0.1	151.0	(8.3)
Net income (loss)		$212.9	$126.1	$457.3	$(100.0)

Attributable to shareholders		$212.6	$126.3	$456.8	$(99.7)

Attributable to non-controlling interest		$0.3	$(0.2)	$0.5	$(0.3)

Basic earnings (loss) per share	12	$2.54	$1.45	$5.41	$(1.14)

Diluted earnings (loss) per share	12	$2.46	$1.43	$5.25	$(1.14)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[in millions of Canadian dollars]

	Three-month periods ended		Six-month periods ended

	July 31, 2021	July 31, 2020	July 31, 2021	July 31, 2020

Net income (loss)	$212.9	$126.1	$457.3	$(100.0)

Other comprehensive income

Items that will be reclassified subsequently to net income
Net changes in fair value of derivatives designated as cash flow hedges	(16.3)	(9.8)	6.3	(8.1)
Net changes in unrealized gain (loss) on translation of foreign operations	(2.9)	24.5	(19.6)	28.1
Income tax (expense) recovery	4.6	2.3	(1.6)	2.1
	(14.6)	17.0	(14.9)	22.1

Items that will not be reclassified subsequently to net income
Actuarial gains (losses) on defined benefit pension plans	(13.5)	(34.0)	32.9	(16.4)
Gain (loss) on fair value of restricted investments	0.3	0.5	0.2	(0.2)
Income tax (expense) recovery	3.5	8.8	(8.7)	4.4
	(9.7)	(24.7)	24.4	(12.2)
Total other comprehensive income (loss)	(24.3)	(7.7)	9.5	9.9
Total comprehensive income (loss)	$188.6	$118.4	$466.8	$(90.1)

Attributable to shareholders	$188.3	$118.4	$466.5	$(90.1)

Attributable to non-controlling interest	$0.3	$-	$0.3	$-

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

[Unaudited]

[in millions of Canadian dollars]

As at

	Notes	July 31, 2021	January 31, 2021

Cash and cash equivalents		$355.4	$1,325.7
Trade and other receivables		303.0	311.5
Income taxes and investment tax credits receivable		20.4	28.4
Other financial assets	3	72.5	76.5
Inventories	4	1,340.6	1,087.3
Other current assets		44.0	32.9
Total current assets		2,135.9	2,862.3

Investment tax credits receivable		20.2	18.8
Other financial assets	3	38.9	31.6
Property, plant and equipment		1,146.7	1,064.3
Intangible assets		466.1	465.1
Right-of-use assets		219.8	214.2
Deferred income taxes		222.3	227.1
Other non-current assets		3.3	2.5
Total non-current assets		2,117.3	2,023.6

Total assets		$4,253.2	$4,885.9

Trade payables and accruals		$1,224.0	$1,296.5
Provisions	6	314.0	353.2
Other financial liabilities	7	180.5	348.6
Income tax payable		110.0	63.0
Deferred revenues		78.6	72.4
Current portion of long-term debt	8	24.4	25.3
Current portion of lease liabilities		36.0	33.5
Total current liabilities		1,967.5	2,192.5

Long-term debt	8	1,995.7	2,384.4
Lease liabilities		207.4	206.3
Provisions	6	76.5	75.2
Other financial liabilities	7	32.3	34.4
Deferred revenues		99.5	132.7
Employee future benefit liabilities		257.8	297.8
Deferred income taxes		14.3	16.4
Other non-current liabilities		20.2	21.1
Total non-current liabilities		2,703.7	3,168.3
Total liabilities		4,671.2	5,360.8

Deficit		(418.0)	(474.9)

Total liabilities and deficit		$4,253.2	$4,885.9

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[in millions of Canadian dollars]

For the six-month period ended July 31, 2021

	Attributed to shareholders
	Capital Stock (Note 9)	Contributed surplus	Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total deficit
Balance as at January 31, 2021	$210.4	$(154.0)	$(575.9)	$35.5	$5.3	$(478.7)	$3.8	$(474.9)
Net income	—	—	456.8	—	—	456.8	0.5	457.3
Other comprehensive income (loss)	—	—	24.4	(19.4)	4.7	9.7	(0.2)	9.5
Total comprehensive income (loss)	—	—	481.2	(19.4)	4.7	466.5	0.3	466.8
Dividends	—	—	(21.9)	—	—	(21.9)	—	(21.9)
Issuance of subordinate shares	15.9	(4.2)	—	—	—	11.7	—	11.7
Repurchase of subordinate shares (Note 9)	(32.7)	200.0	(575.4)	—	—	(408.1)	—	(408.1)
Stock-based compensation	—	9.8 [a]	—	—	—	9.8	—	9.8
Other	—	—	—	—	—	—	(1.4)	(1.4)

Balance as at July 31, 2021	$193.6	$51.6	$(692.0)	$16.1	$10.0	$(420.7)	$2.7	$(418.0)

[a] Includes $0.8 million of income tax recovery.

For the six-month period ended July 31, 2020

	Attributed to shareholders
	Capital Stock	Contributed surplus	Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total deficit
Balance as at January 31, 2020	$190.6	$(32.6)	$(757.0)	$4.9	$0.3	$(593.8)	$4.1	$(589.7)
Net loss	—	—	(99.7)	—	—	(99.7)	(0.3)	(100.0)
Other comprehensive income (loss)	—	—	(12.2)	27.8	(6.0)	9.6	0.3	9.9
Total comprehensive income (loss)	—	—	(111.9)	27.8	(6.0)	(90.1)	—	(90.1)
Issuance of subordinate shares	5.1	(1.5)	—	—	—	3.6	—	3.6
Repurchase of subordinate shares	(4.4)	70.3	(63.4)	—	—	2.5	—	2.5
Stock-based compensation	—	7.7 [a]	—	—	—	7.7	—	7.7

Balance as at July 31, 2020	$191.3	$43.9	$(932.3)	$32.7	$(5.7)	$(670.1)	$4.1	$(666.0)

[a] Includes $0.3 million of income tax recovery.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

[Unaudited]

[in millions of Canadian dollars]

		Six-month periods ended
	Notes	July 31, 2021	July 31, 2020

OPERATING ACTIVITIES
Net income (loss)		$457.3	$(100.0)
Non-cash and non-operating items:
Depreciation expense		131.7	128.2
Income tax expense (recovery)	17	151.0	(8.3)
Foreign exchange gain on long-term debt		(49.0)	(10.2)
Interest expense and transaction costs	16	73.5	59.5
Impairment charge	15	—	177.1
Other		32.0	(7.5)
Cash flows generated from operations before changes in working capital		796.5	238.8
Changes in working capital:
(Increase) decrease in trade and other receivables		(1.3)	205.4
(Increase) decrease in inventories		(279.9)	287.3
Increase in other assets		(23.5)	(5.4)
Decrease in trade payables and accruals		(53.6)	(357.1)
Increase in other financial liabilities		40.3	23.3
Decrease in provisions		(28.8)	(40.1)
Decrease in other liabilities		(23.1)	(13.6)
Cash flows generated from operations		426.6	338.6
Income taxes paid, net of refunds		(99.7)	(12.0)
Net cash flows generated from operating activities		326.9	326.6

INVESTING ACTIVITIES
Additions to property, plant and equipment		(208.4)	(68.2)
Additions to intangible assets		(20.5)	(10.2)
Proceeds on disposal of property, plant and equipment		0.2	0.1
Other		0.7	(0.5)
Net cash flows used in investing activities		(228.0)	(78.8)

FINANCING ACTIVITIES
Issuance of long-term debt	8	409.0	964.3
Long-term debt amendment fees	8	(19.7)	(41.9)
Repayment of long-term debt	8	(768.8)	(9.2)
Repayment of lease liabilities		(17.6)	(16.9)
Interest paid		(27.7)	(44.7)
Issuance of subordinate voting shares		11.7	3.6
Repurchase of subordinate voting shares	9	(638.2)	(59.6)
Dividends paid		(21.9)	—
Decrease in revolving credit facilities		—	(0.3)
Other		(4.5)	(0.6)
Net cash flows generated from (used in) financing activities		(1,077.7)	794.7
Effect of exchange rate changes on cash and cash equivalents		8.5	1.1
Net increase (decrease) in cash and cash equivalents		(970.3)	1,043.6
Cash and cash equivalents at the beginning of period		1,325.7	42.5
Cash and cash equivalents at the end of period		$355.4	$1,086.1

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1.	NATURE OF OPERATIONS

BRP Inc. (“BRP”) is incorporated under the laws of Canada. BRP’s multiple voting shares are owned by Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Luxembourg Investments S.à r.l. (“Bain Capital”) and La Caisse de dépôt et placement du Québec (“CDPQ”), (collectively, the “Principal Shareholders”) whereas BRP’s subordinate voting shares are listed in Canada on the Toronto Stock Exchange under the symbol DOO and in the United States on the Nasdaq Global Select Market under the symbol DOOO.

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports vehicles and marine products. The Company’s Powersports segment comprises “Year-Round Products” which consists of all-terrain vehicles, side-by-side vehicles and three-wheeled vehicles; “Seasonal Products” which consists of snowmobiles and personal watercraft; and “Powersports PA&A and OEM Engines” which consists of parts, accessories and apparel (“PA&A”), engines for karts, motorcycles and recreational aircraft and other services. Additionally, the Company’s “Marine” segment consists of boats, jet boat and outboard engines and related PA&A and other services.

The Company’s products are sold mainly through a network of independent dealers, independent distributors and to original equipment manufacturers (the “Customers”). The Company distributes its products worldwide and manufactures them in Mexico, Canada, Austria, the United States, Finland and Australia.

The Company’s headquarters is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements for the three- and six-month periods ended July 31, 2021 and 2020 have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IAS 34 “Interim Financial Reporting”. These unaudited condensed consolidated interim financial statements for the three- and six-month periods ended July 31, 2021 and 2020 follow the same accounting policies as the audited consolidated financial statements for the year ended January 31, 2021 and, as such, should be read in conjunction with them.

The preparation of these unaudited condensed consolidated interim financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made. The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Actual results could differ from the estimates used and such differences could be significant.

These unaudited condensed consolidated interim financial statements include the financial statements of BRP and its subsidiaries. BRP controls all of its subsidiaries that are wholly owned through voting equity interests, except for Regionales Innovations Centrum GmbH in Austria for which a non-controlling interest of 25% is recorded upon consolidation, BRP Commerce & Trade Co. Ltd in China for which a non-controlling interest of 20% is recorded upon consolidation and Telwater Pty Ltd (“Telwater’’) in Australia for which there is a non-controlling interest of 20%. BRP is also part of a joint venture located in Austria. All inter-company transactions and balances have been eliminated upon consolidation.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	BASIS OF PRESENTATION [CONTINUED]

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale of the Company’s products are higher in the period immediately preceding and during their particular season of use. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models and production scheduling for particular types of products.

On September 1, 2021, the Board of Directors of the Company approved these unaudited condensed consolidated interim financial statements for the three- and six-month periods ended July 31, 2021 and 2020.

3.	OTHER FINANCIAL ASSETS

The Company’s other financial assets were as follows, as at:

	July 31, 2021	January 31, 2021
Restricted investments [a]	$15.2	$15.7
Derivative financial instruments	29.4	25.9
Advances to suppliers related to property, plant and equipment	45.7	47.8
Other	21.1	18.7
Total other financial assets	$111.4	$108.1
Current	72.5	76.5

Non-current	38.9	31.6
Total other financial assets	$111.4	$108.1

[a]

The restricted investments are publicly traded bonds that can only be used for severance payments and pension costs associated with Austrian pension plans, and are not available for general corporate use.

The non-current portion is mainly attributable to the restricted investments and derivative financial instruments.

4.	INVENTORIES

The Company’s inventories were as follows, as at:

	July 31, 2021	January 31, 2021
Materials and work in progress	$799.0	$540.7
Finished products	276.1	305.0
Parts, accessories and apparel	265.5	241.6
Total inventories	$1,340.6	$1,087.3

In the condensed consolidated interim statements of net income during the three- and six-month period ended July 31, 2021, the Company recognized a write-down on inventories of $8.6 million and $9.0 million respectively ($20.7 million and $32.3 million respectively during the three- and six-month period ended July 31, 2020).

On July 17, 2021, there was a fire in the storage yard of the Juarez 2, Mexico facility. A preliminary loss of $55.4 million mainly composed of inventory and some property plant and equipment was recorded during the three-month period ended July 31, 2021. The write-off was compensated by a corresponding amount receivable expected to be received from the insurers, net of its deductible.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

5.	REVOLVING CREDIT FACILITIES

On May 4, 2021, the Company amended its $700.0 million revolving credit facilities to increase the availability to $800.0 million and extend the maturity from May 2024 to May 2026 (the “Revolving Credit Facilities”). The pricing grid and other conditions remained unchanged. As at July 31, 2021, the Company had no outstanding indebtedness under the Revolving Credit Facilities.

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company (the “Leverage ratio”). The applicable interest rates are as follows:

(i)	U.S. dollars at either
(a)	LIBOR plus 1.45% to 3.00% per annum; or
(b)	U.S. Base Rate plus 0.45% to 2.00% per annum; or
(c)	U.S. Prime Rate plus 0.45% to 2.00% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.45% to 3.00% per annum; or
(b)	Canadian Prime Rate plus 0.45% to 2.00% per annum

(iii)	Euros at Euro LIBOR plus 1.45% to 3.00% per annum.

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at July 31, 2021, the cost of borrowing under the Revolving Credit Facilities was as follows:

(i)	U.S. dollars at either
(a)	LIBOR plus 1.45% per annum; or
(b)	U.S. Base Rate plus 0.45% per annum; or
(c)	U.S. Prime Rate plus 0.45% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.45% per annum; or
(b)	Canadian Prime Rate plus 0.45% per annum

(iii)	Euros at Euro LIBOR plus 1.45% per annum.

As at July 31, 2021, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

6.	PROVISIONS

The Company’s provisions were as follows, as at:

	July 31, 2021	January 31, 2021
Product-related	$362.5	$390.0
Restructuring	3.7	11.2
Other	24.3	27.2
Total provisions	$390.5	$428.4
Current	314.0	353.2
Non-current	76.5	75.2
Total provisions	$390.5	$428.4

Product-related provisions include provisions for regular warranty coverage on products sold, product liability provisions and provisions related to sales programs offered by the Company to its Customers in order to support the retail activity.

The non-current portion of provisions is mainly attributable to product-related provisions.

The changes in provisions were as follows:

	Product-related	Restructuring	Other	Total
Balance as at January 31, 2021	$390.0	$11.2	$27.2	$428.4
Expensed during the period	221.0	—	6.1	227.1
Paid during the period	(233.9)	(7.0)	(7.7)	(248.6)
Reversed during the period	(4.9)	0.1	(0.9)	(5.7)
Effect of foreign currency exchange rate changes	(9.8)	(0.6)	(0.4)	(10.8)
Unwinding of discount and effect of changes in discounting estimates	0.1	—	—	0.1
Balance as at July 31, 2021	$362.5	$3.7	$24.3	$390.5

7.	OTHER FINANCIAL LIABILITIES

The Company’s other financial liabilities were as follows, as at:

	July 31, 2021	January 31, 2021
Dealer holdback programs and customer deposits	$144.6	$102.4
Due to Bombardier Inc.	22.1	22.2
Derivative financial instruments	6.1	8.6
Due to a pension management company	0.4	0.7
Non-controlling interest liability	24.9	21.0
Financial liability related to NCIB	—	200.0
Other	14.7	28.1
Total other financial liabilities	$212.8	$383.0
Current	180.5	348.6
Non-current	32.3	34.4
Total other financial liabilities	$212.8	$383.0

The non-current portion is mainly comprised of the amount due to Bombardier Inc. in connection with indemnification related to income taxes.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

8.	LONG-TERM DEBT

As at July 31, 2021 and January 31, 2021, the maturity dates, interest rates, outstanding nominal amounts and carrying amounts of long-term debt were as follows:

July 31, 2021
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-1	May 2027	2.09%	2.13%	U.S. $1,500.0	$1,866.1	[a]
Term Loans	Dec. 2021 to Dec. 2030	0.75% to 1.60%	1.00% to 4.67%	€110.6	154.0
Total long-term debt					$2,020.1
Current					24.4
Non-current					1,995.7
Total long-term debt					$2,020.1

[a]	Net of unamortized transaction costs of $3.9 million.

January 31, 2021
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount		Carrying amount
Term Facility
Term Loan B-1	May 2027	2.12%	2.12%	U.S. $	1,207.6	$1,543.0
Term Loan B-2	May 2027	6.00%	6.77%	U.S. $	597.0	733.3	[a]
Term Loans	Dec. 2021 to Dec. 2030	0.75% to 1.60%	1.00% to 4.67%		€92.6	133.4
Total long-term debt						$2,409.7
Current						25.3
Non-current						2,384.4
Total long-term debt						$2,409.7

[a]	Net of unamortized transaction costs of $29.5 million.

The following table explains the changes in long-term debt during the six-month period ended July 31, 2021:

		Statements of cash flows		Non-cash changes
	Carrying amount as at January 31, 2021	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other	Carrying amount as at July 31, 2021
Term Facility	$2,276.3	$380.8	$(767.3)	$(49.0)	$25.3	$1,866.1
Term Loans	133.4	28.2	(1.5)	(6.2)	0.1	154.0
Total	$2,409.7	$409.0	$(768.8)	$(55.2)	$25.4	$2,020.1

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

8.     LONG-TERM DEBT [CONTINUED]

a)    Term Facility

On February 16, 2021, the Company fully repaid the outstanding U.S. $597.0 million Term Loan B-2. The Company incurred a prepayment premium of $15.1 million, which has been recorded in financing costs. In addition, the unamortized transaction costs of $29.2 million were derecognized and recorded in financing costs. On the same date, the Company increased the amount outstanding under its Term Loan B-1 by U.S. $300.0 million to U.S. $1,507.6 million. This incremental of U.S. $300.0 million has the same terms and conditions and maturity date as the original Term Loan B-1. The Company incurred transaction costs of $4.0 million, which have been incorporated in the carrying amount of the Term Loan B-1 and are amortized over its expected life using the effective interest rate method.

As at July 31, 2021, the cost of borrowing under the Term Loan B-1 was as follows:

(i)	LIBOR plus 2.00% per annum, with a LIBOR floor of 0.00%; or
(ii)	U.S. Base Rate plus 1.00%; or
(iii)	U.S. Prime Rate plus 1.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing in LIBOR.

The Company is required to repay a minimum of 0.25% of the nominal amount each quarter. Consequently, the Company repaid an amount of U.S. $7.6 million ($9.5 million) during the six-month period ended July 31, 2021. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level.

b)    Term Loans

During the six-month period ended July 31, 2021, the Company entered into term loan agreements at favourable interest rates under an Austrian government program. This program supports research and development projects based on the Company’s incurred expenses in Austria. The term loans have a nominal amount of €19.1 million ($28.2 million) with an interest rate varying between 0.88% and 0.93% with a maturity date in December 2030. The Company recognized a grant of €0.6 million ($0.9 million) as a reduction of research and development expenses representing the difference between the fair value of the term loan at inception and the cash received.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.	CAPITAL STOCK

The changes in capital stock issued and outstanding were as follows:

	Number of shares	Carrying Amount
Subordinate voting shares
Balance as at January 31, 2021	42,652,906	$206.8
Issued upon exercise of stock options	317,059	15.9
Issued in exchange of multiple voting shares	936,692	0.1
Repurchased under the substantial issuer bid offer	(3,381,641)	(19.1)
Repurchased under the normal course issuer bid program	(2,807,028)	(13.6)
Balance as at July 31, 2021	37,717,988	$190.1

Multiple voting shares
Balance as at January 31, 2021	43,891,671	$3.6
Exchanged for subordinate voting shares	(936,692)	(0.1)
Balance as at July 31, 2021	42,954,979	$3.5

Total outstanding as at July 31, 2021	80,672,967	$193.6

a)     Substantial issuer bid offer (“SIB”)

On July 27, 2021, the Company repurchased for cancellation 3,381,641 subordinate voting shares following the completion of its SIB for a total consideration of $350.0 million, of which $17.9 million represent the carrying amount of the shares repurchased and $332.1 million representing the amount charged to retained losses. Prior to the completion of the SIB, Beaudier group converted 936,692 of multiple voting shares into an equivalent number of subordinate voting shares. These converted shares were repurchased and cancelled in the SIB. The Company incurred $1.2 million of fees and expenses ($1.3 million net of income tax recovery of $0.1 million) relating to the SIB, which were recorded in capital stock.

b)     Normal Course Issuer Bid Program (“NCIB”)

During the six-month period ended July 31, 2021, the Company completed the NCIB that was announced and started during the fiscal year ended January 31, 2021 and repurchased 2,807,028 subordinate voting shares for a total consideration of $278.2 million.

When the Company was not permitted to purchase subordinate voting shares due to regulatory restrictions or self-imposed blackout periods, an automatic share purchase plan with a designated broker allowed the purchase of subordinate voting shares under pre-set conditions. During the six-month period ended July 31, 2021, the Company recognized a loss of $21.3 million in financing costs related to the automatic share purchase plan. The loss represents the difference between the share price used to establish the financial liability at the end of each quarter and the amount actually paid to repurchase shares during the regulatory restrictions or self-imposed blackout periods.

Of the total consideration of $278.2 million, $13.6 million represent the carrying amount of the shares repurchased, $243.3 million represents the amount charged to retained losses and $21.3 million represent the loss recognized in net income.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

10.	STOCK OPTION PLAN

During the six-month period ended July 31, 2021 and 2020, the Company granted respectively 505,100 and 1,649,100 stock options to eligible officers and employees to acquire subordinated voting shares at an average exercise price of $109.66 and $26.66 respectively. The fair value of the options at the grant date was $43.06 and $9.03, respectively. Such stock options are time vesting and 25% of the options will vest on each of the first, second, third and fourth anniversary of the grant. The stock options have a ten-year term at the end of which the options expire.

11.	SEGMENTED INFORMATION

Details of segment information were as follows:

For the three-month period ended July 31, 2021	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$1,778.8	$128.8	$(3.8)	$1,903.8
Cost of sales	1,221.5	116.0	(3.8)	1,333.7
Gross profit	557.3	12.8	—	570.1

Total operating expenses				231.7
Operating income				338.4

Financing costs				15.7
Financing income				(1.6)
Foreign exchange loss on long-term debt				26.1
Income before income taxes				298.2
Income tax expense				85.3

Net income				$212.9

For the three-month period ended July 31, 2020	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$1,153.0	$81.0	$(0.7)	$1,233.3
Cost of sales	858.6	127.0	(0.7)	984.9
Gross profit (loss)	294.4	(46.0)	—	248.4

Total operating expenses				188.9 [a]
Operating income				59.5

Financing costs				28.8
Financing income				(1.1)
Foreign exchange gain on long-term debt				(94.4)

Income before income taxes				126.2
Income tax expense				0.1

Net income				$126.1

[a] Including an impairment charge of $5.7 million related to the Marine segment.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

11.	SEGMENTED INFORMATION [CONTINUED]

For the six-month period ended July 31, 2021	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$3,465.4	$256.3	$(9.3)	$3,712.4
Cost of sales	2,389.5	220.1	(9.3)	2,600.3
Gross profit	1,075.9	36.2	—	1,112.1

Total operating expenses				457.2

Operating income				654.9

Financing costs				98.4
Financing income				(2.8)
Foreign exchange gain on long-term debt				(49.0)

Income before income taxes				608.3
Income tax expense				151.0

Net income				$457.3

For the six-month period ended July 31, 2020	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$2,273.4	$193.1	$(3.4)	$2,463.1
Cost of sales	1,748.5	234.5	(3.4)	1,979.6

Gross profit (loss)	524.9	(41.4)	—	483.5

Total operating expenses				551.3 [a]
Operating loss				(67.8)

Financing costs				65.8
Financing income				(15.1)
Foreign exchange gain on long-term debt				(10.2)

Income before income taxes				(108.3)
Income tax expense				(8.3)

Net loss				$(100.0)

[a] Including an impairment charge of $177.1 million related to the Marine segment.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.    EARNINGS PER SHARE

a)	Basic earnings per share

Details of basic earnings per share were as follows:

	Three-month periods ended		Six-month periods ended

	July 31, 2021	July 31, 2020	July 31, 2021	July 31, 2020
Net income (loss) attributable to shareholders	$212.6	$126.3	$456.8	$(99.7)

Weighted average number of shares	83,857,134	87,349,741	84,402,885	87,473,575
Earnings (loss) per share - basic	$2.54	$1.45	$5.41	$(1.14)

b)	Diluted earnings per share

Details of diluted earnings per share were as follows:

	Three-month periods ended		Six-month periods ended

	July 31, 2021	July 31, 2020	July 31, 2021	July 31, 2020
Net income (loss) attributable to shareholders	$212.6	$126.3	$456.8	$(99.7)

Weighted average number of shares	83,857,134	87,349,741	84,402,885	87,473,575
Dilutive effect of stock options	2,472,483	1,123,978	2,553,351	—
Weighted average number of diluted shares	86,329,617	88,473,719	86,956,236	87,473,575

Earnings (loss) per share - diluted	$2.46	$1.43	$5.25	$(1.14)

For the six-month period ended July 31, 2020, basic and diluted loss per share are the same, as the effect of stock options is antidilutive. Stock options that could potentially dilute basic earnings per share in the future, which are not included in the calculation of diluted loss per share, represent 488,518 stock options for the six-month period ended July 31, 2020.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

13.	REVENUES

Details of revenues were as follows:

	Three-month periods ended		Six-month periods ended
	July 31, 2021	July 31, 2020	July 31, 2021	July 31, 2020
Powersports
Year-Round Products	$955.6	$621.2	$1,878.1	$1,261.5
Seasonal Products	574.5	322.7	1,037.9	645.3
Powersports PA&A and OEM Engines	248.6	209.0	549.2	366.3
Marine	125.1	80.4	247.2	190.0
Total	$1,903.8	$1,233.3	$3,712.4	$2,463.1

The following table provides geographic information on Company’s revenues. The attribution of revenues was based on customer locations.

	Three-month periods ended		Six-month periods ended
	July 31, 2021	July 31, 2020	July 31, 2021	July 31, 2020
United States	$1,123.2	$632.8	$2,145.1	$1,409.6
Europe	294.2	268.4	594.9	458.6
Canada	294.1	168.5	570.1	328.0
Asia Pacific	127.1	104.4	255.2	162.9
Latin America	62.1	57.3	140.3	98.6
Other	3.1	1.9	6.8	5.4
	$1,903.8	$1,233.3	$3,712.4	$2,463.1

14.	OTHER OPERATING EXPENSES

Details of other operating expenses were as follows:

	Three-month periods ended		Six-month periods ended
	July 31, 2021	July 31, 2020	July 31, 2021	July 31, 2020
Restructuring costs [a]	—	23.6	$(0.1)	$29.3
Foreign exchange (gain) loss on working capital elements	6.8	(2.9)	(6.1)	15.9
(Gain) loss on forward exchange contracts	1.4	(1.5)	8.8	(11.1)
Other	2.5	(0.6)	2.8	(1.7)
Total	$10.7	$18.6	$5.4	$32.4

[a]

During the three-month period ended July 31, 2020, as a result of the decision to wind-down the production of Evinrude outboard engines and the realignment of its marine business, the Company announced the reduction of its global workforce by approximately 650 employees and incurred costs for terminating contracts. An amount of $29.8 million was recorded as restructuring costs relating to this initiative.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

15.	IMPAIRMENT CHARGE

During the three-month period ended April 30, 2020, the Company determined that some of its cash-generating units (“CGU”) were impaired and recorded an impairment charge of $30.5 million related to intangible assets of Alumacraft Boat Co. CGU, $33.3 million related to Triton Industries, Inc. CGU, and $60.7 million related to Telwater Pty Ltd CGU. The charges were determined by comparing the carrying amount of each CGU to its recoverable amount, which is the higher of the fair value less costs of disposal or the value in use. The recoverable amount for the impaired CGUs was based on a fair value less costs to sell (“FVLCTS”) calculation using market-based measurement rather than an entity-specific measurement. The Company has determined that the discounted cash flow (“DCF”) technique provided the best assessment of what each impaired CGU could be exchanged for in an arm’s length transaction. Fair value is represented by the present value of expected future cash flows of the business together with the residual value of the business at the end of the forecast period.

In addition, as a consequence of the wind-down of the Evinrude outboard engines production, an impairment charge of $52.6 million of which $30.5 million was allocated to property, plant and equipment and $22.1 million to intangible assets was recorded during the three-month period ended April 30, 2020.

16.	FINANCING COSTS AND INCOME

Details of financing costs and financing income were as follows:

	Three-month periods ended		Six-month periods ended
	July 31, 2021	July 31, 2020	July 31, 2021	July 31, 2020
Interest on long-term debt	$11.0	$22.6	$23.5	$37.3
Transaction costs on long-term debt	—	(0.1)	44.3	12.6
Interest and commitment fees on revolving credit facilities	0.8	1.5	1.5	4.8
Interest on lease liabilities	2.1	2.4	4.2	4.8
Net interest on employee future benefit liabilities	1.2	1.3	2.5	2.7
Other	0.6	1.1	22.4	3.6
Financing costs	15.7	28.8	98.4	65.8

Financing income	(1.6)	(1.1)	(2.8)	(15.1)
Total	$14.1	$27.7	$95.6	$50.7

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	INCOME TAXES

Details of income tax expense (recovery) were as follows:

	Three-month periods ended		Six-month periods ended
	July 31, 2021	July 31, 2020	July 31, 2021	July 31, 2020

Current income tax expense
Related to current year	$91.5	$7.6	$162.2	$21.1
Related to prior years	1.1	(0.1)	(0.6)	3.6
	92.6	7.5	161.6	24.7

Deferred income tax recovery
Temporary differences	(9.6)	5.5	(3.6)	(30.6)
Effect of income tax rate changes on deferred income taxes	—	(0.2)	—	(0.2)
Increase (decrease) in valuation allowance	2.3	(12.7)	(7.0)	(2.2)
	(7.3)	(7.4)	(10.6)	(33.0)
Income tax expense (recovery)	$85.3	$0.1	$151.0	$(8.3)

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense (recovery) recorded was as follows:

	Three-month periods ended				Six-month periods ended
	July 31, 2021		July 31, 2020		July 31, 2021		July 31, 2020
Income taxes calculated at statutory rates	$79.0	26.5%	$33.4	26.5%	$161.2	26.5%	$(28.7)	26.5%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	(1.6)		(3.3)		(3.5)		(5.0)
Effect of income tax rate changes on deferred income taxes	—		(0.2)		—		(0.2)
Increase (decrease) in valuation allowance	2.3		(12.7)		(7.0)		(2.2)
Recognition of income taxes on foreign currency translation	(0.5)		(1.0)		0.5		4.2
Permanent differences [a]	4.0		(15.7)		1.0		22.8
Adjustments in respect of prior years	2.1		0.6		(0.4)		1.3
Other	—		(1.0)		(0.8)		(0.5)
Income tax expense (recovery)	$85.3		$0.1		$151.0		$(8.3)

[a]

The permanent differences result mainly from the impairment charge on goodwill recorded during the six-month period ended July 31, 2020 and from the foreign exchange gain on the long-term debt denominated in U.S. dollars.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	FINANCIAL INSTRUMENTS

a)	Fair value

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Company’s financial instruments take into account the credit risk embedded in the instrument. For financial assets, the credit risk of the counterparty is considered whereas for financial liabilities, the Company’s credit risk is considered.

In order to determine the fair value of its financial instruments, the Company uses, when active markets exist, quoted prices from these markets (“Level 1” fair value). When public quotations are not available in the market, fair values are determined using valuation techniques. When inputs used in the valuation techniques are only inputs directly and indirectly observable in the marketplace, fair value is presented as “Level 2” fair value. If fair value is assessed using inputs that require considerable judgment from the Company in interpreting market data and developing estimates, fair value is presented as “Level 3” fair value. For Level 3 fair value, the use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The fair value level, carrying amount and fair value of restricted investments, non-controlling interest liability, derivative financial instruments and long-term debt were as follows:

		As at July 31, 2021
	Fair value level	Carrying amount	Fair value

Restricted investments (Note 3)	Level 2	$15.2	$15.2

Non-controlling interest liability (Note 7)	Level 3	$(24.9)	$(24.9)

Derivative financial instruments
Forward exchange contracts
Favourable		$19.7	$19.7
(Unfavourable)		(5.0)	(5.0)
Interest rate cap		9.7	9.7
Inflation rate swap		(1.1)	(1.1)
	Level 2	$23.3	$23.3

Long-term debt (including current portion)
Term Facility (Note 8)	Level 1	$(1,866.1)	$(1,842.7)
Term Loans (Note 8)	Level 2	(154.0)	(165.9)
		$(2,020.1)	$(2,008.6)

For cash, trade and other receivables, revolving credit facilities, trade payables and accruals, dealer holdback programs and customer deposits, the carrying amounts reported on the condensed consolidated interim statements of financial position or in the notes approximate the fair values of these items due to their short-term nature.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18. FINANCIAL INSTRUMENTS [CONTINUED]

b)     Liquidity risk

The following table summarizes the contractual maturities of the Company’s financial liabilities as at July 31, 2021:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,224.0	$-	$-	$-	$1,224.0
Long-term debt (including interest)	66.2	140.7	221.8	1,840.0	2,268.7
Lease liabilities (including interest)	43.4	76.9	54.5	106.4	281.2
Derivative financial instruments	4.3	1.8	—	—	6.1
Other financial liabilities	176.2	4.4	1.7	24.4	206.7
Total	$1,514.1	$223.8	$278.0	$1,970.8	$3,986.7

19.	SUBSEQUENT EVENTS

On September 1st, 2021, the Company completed the repurchase of the remaining 20% non-controlling interest in Telwater in exchange for an amount of AUD 27.2 million ($24.9 million).